Mainline Securities, LLC
(A wholly-owned limited liability company of Mainline Investment Partners, LLC)

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm
December 31, 2022

Mainline Securities, LLC
**(A wholly-owned limited liability company of
Mainline Investment Partners, LLC)**

Statement of Financial Condition and Report of Independent Registered
Public Accounting Firm
December 31, 2022

PUBLIC

Mainline Securities, LLC
(A wholly-owned limited liability company of
Mainline Investment Partners, LLC)

Contents

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SEC FILE NUMBER
69544

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MainLine Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

308 East Lancaster Avenue, Suite 302
(No. and Street)

Wynnewood	PA	19096
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William Romanelli, Jr.	(610) 896-3057	wromanelli@mainlineco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Marcum LLP
(Name – if individual, state last, first, and middle name)

Nine Parkway North, Suite 200	Deerfield	IL	60015
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Romanelli, Jr. _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MainLine Securities LLC _____, as of December 31 _____, 2022 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Commonwealth of Pennsylvania - Notary Seal
DONNA M. RITTERSHAUSEN, Notary Public
Montgomery County
My Commission Expires December 24, 2025
Commission Number 1008985

Signature:

Title: Chief Financial Officer

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Mainline Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Mainline Securities LLC (the "Company") as of December 31, 2022 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2021.

Marcum LLP

Deerfield, IL
February 15, 2023

Marcum LLP ▪ Nine Parkway North ▪ Suite 200 ▪ Deerfield, Illinois 60015 ▪ **Phone** 847.282.6300 ▪ **Fax** 847.282.6301 ▪ **www.marcumllp.com**

5

Financial Statement

Mainline Securities, LLC
(A wholly-owned limited liability company of
Mainline Investment Partners, LLC)

Statement of Financial Condition

December 31,		2022
Assets		
Cash	$	73,180
Prepaid expenses		23,462
Total Assets	$	96,642
Liabilities and Member's Capital		
Liabilities		
Due to affiliated entities	$	37,490
Accounts payable and accrued expenses		1,900
Total Liabilities		39,390
Member's Capital		57,252
Total Liabilities and Member's Capital	$	96,642

The accompanying notes are an integral part of this financial statement.

1. Organization

Mainline Securities, LLC ("Company") was established on August 18, 2014 and is organized under the laws of the state of Delaware. Effective March 28, 2016 the Company registered as a broker-dealer under the Securities Exchange Act of 1934, as amended. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly-owned by Mainline Investment Partners LLC ("MLIP" or "Member"). The primary business of the Company is to provide assistance in capital raises for private placement offerings and with selling of various insurance products.

2. Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies applied by management in the preparation of the accompanying financial statement.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a single-member Limited Liability Company and is treated as a disregarded entity for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company does not provide for income taxes under FASB ASC 740, "Income Taxes". The Company's taxable income is reported in the tax return of its single member, MLIP.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant in the jurisdictions where it is required to file income tax returns requiring recognition in the statement of financial condition. Management monitors proposed and issued tax law, regulations and cases to determine the potential impact to uncertain income tax positions. At December 31, 2022, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits.

The Company believes its tax status as a pass through entity would be sustained under Federal, state, or local income tax examination. The Company is subject to examination by taxing authorities in various jurisdictions. The open tax years subject to examination vary by jurisdiction but in general are the preceding three years. The Company is not currently under examination by any taxing authority.

3. Concentrations

Cash Balances

The Company maintains its cash in a bank account which, at times, may exceed federally insured limits. The Company mitigates this risk by only depositing funds with a major institution and has not experienced any losses from maintaining cash account balances in excess of federally insured limits.

4. Related Party Transactions

Expense Sharing and Administrative Services Agreement

The Company has an expense sharing and administrative services agreement with its sole member, MLIP, Mainline Investment Advisers, LLC ("MLIA"), Merion Realty Advisers, LLC ("Merion"), and Mainline Private Wealth, LLC ("MLPW"). MLIP, MLIA, Merion, and MLPW are collectively referred to as "Mainline Provider Affiliates." Under the terms of the agreement, the Mainline Provider Affiliates employ personnel who provide services to the Company, including management oversight, back office, and similar support, or from time to time may fund certain other expenses related to the operations of the Company such as facility rental costs, computer and IT costs, among other, to the Company. During 2022, the Company incurred administrative fees to Mainline Provider Affiliates for amounts incurred under the agreement, $37,490 of which is payable as of December 31, 2022. In addition, the Company incurred broker dealer insurance expense from its sole member, $12,072 of which is prepaid at year end. The Due to affiliated entities and prepaid expenses are included in the accompanying statement of financial condition.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum "net capital" and requires that the ratio of "aggregate indebtedness" to net capital, both as defined, shall not exceed 1500%. At December 31, 2022, aggregate indebtedness was $39,390 and the ratio was 116.57%. At December 31, 2022, the Company had net capital, as defined, of $33,790, which was $28,790 in excess of its required net capital of $5,000.

6. Subsequent Events

The company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 15, 2023 the date the financial statement was issued. Based on this evaluation, no disclosures and/or adjustments were made to the financial statement.